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                              October 27, 2021

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
30, 2021
                                                            CIK No. 0001875016

       Dear Mr. Chiang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 30, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries based in China and that this structure
involves unique risks to investors. Provide a cross-reference to your detailed discussion of
risks facing the company and the offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
 Jing-Bin Chiang
FirstName  LastNameJing-Bin   Chiang
J-Star Holding Co., Ltd.
Comapany
October 27,NameJ-Star
            2021        Holding Co., Ltd.
October
Page  2 27, 2021 Page 2
FirstName LastName
         should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 2

4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), the Cyberspace Administration of China
(CAC), or any
         other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and
         U.S. investors as well as the ability to settle amounts owed. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your
 Jing-Bin Chiang
FirstName  LastNameJing-Bin   Chiang
J-Star Holding Co., Ltd.
Comapany
October 27,NameJ-Star
            2021        Holding Co., Ltd.
October
Page  3 27, 2021 Page 3
FirstName LastName
         securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please also disclose that in June 2021, the Senate passed the
         Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.
Summary of Risks Affecting our Company, page 4

7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Implications of Being an Emerging Growth Company, page 7

8. Please revise your disclosure to clarify whether your company will elect to take advantage of complying with any new or revised financial accounting standards until such date that a private company is required to comply.
Risk Factors, page 9

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
October 27, 2021
Page 4
         offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Use of Proceeds, page 35

11. We note the intended allocation of proceeds here and the plans described on page 3.
         Considering that your fee table indicates you intend to raise $15 million in this offering, expand to clarify whether the proceeds from this offering will be sufficient to accomplish each purpose or whether you will require additional capital. If you will need additional funds, describe what other sources are available to you. Well-established relationship with customers and diversified customer base, page 73

12. Please disclose the amount of the investment in the bicycle assemble house.
Customers, page 84

13. We note the reference on page 45 to "Revenue from contracts with customers" and the disclosure on page F-44 about Customers A, B and C. Please expand the disclosure on page 84 to clarify whether you have agreements with the three customers and, if applicable, disclose the material terms of the agreements. Also, tell us why the agreements have not been filed as exhibits.
Related Party Transactions, page 110

14. Please update the disclosure to be as of the most recent practicable date.
Financial Statements, page F-1

15. Please update the financial statements in accordance with Item 8.A.5 of Form 20-F.
Exhibit Index, page II-4

16. Please file as an exhibit the consent of Frost & Sullivan. In this regard, we note the disclosure on page 2 about the industry report of Frost & Sullivan commissioned by the company.
FirstName  LastNameJing-Bin Chiang
Comapany
17.         NameJ-Star
       Please ensure thatHolding   Co., Ltd.
                           the registrant files as exhibits the opinions of
counsel mentioned on
Octoberpage
         27, 122.
             2021 Page 4
FirstName LastName
 Jing-Bin Chiang
FirstName  LastNameJing-Bin   Chiang
J-Star Holding Co., Ltd.
Comapany
October 27,NameJ-Star
            2021        Holding Co., Ltd.
October
Page  5 27, 2021 Page 5
FirstName LastName
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Lawrence S. Venick, Esq.